UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT No. 4
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                                eAutoclaims, Inc.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)


                                     278578
                                 (CUSIP Number)

                              Christopher G. Korge
                                  Korge & Korge
                               230 Palermo Avenue
                             Coral Gables, FL 33134
                                 (305) 444-5630
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 March 21, 2006
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of 240.13d1 (e), 240.13d-1 (f) or 240.13d-1 (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 278578

1.       Name of Reporting Person

         Christopher G. Korge

         I.R.S. Identification No. of Above Person

2.       Check the appropriate Box if a Member of a Group

         (a) [ ] (b) [ X ]

3.       SEC Use Only

4.       Source of Funds

         PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2 (d) or 2 (e)

         [   ]

6.       Citizenship or Place of Organization

         U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With

7.       Sole Voting Power

         Reporting person has voting and dispositive power over 7,340,335 shares of Common Stock.

8.       Shared Voting Power

                 0

9.       Sole Dispositive Power

                 See Item 7 above.

10.      Shared Dispositive Power

                 0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                 7,340,335 Shares of Common Stock

12.      Check Box if the Aggregate Amount in row (11) Excludes Certain Shares

                 [  ]

13.      Percent of Class Represented by Amount in Row (11)

         9.3% of the voting power of all equity securities of the Issuer (Based on 78,753,497 shares of Common Stock issued and outstanding as of March 21, 2006)

14.      Type of Reporting Person

         IN

ITEM 1.      SECURITY AND ISSUER.

This statement relates to shares of Common Stock, par value $0.001 per share, of eAutoclaims, Inc., a Nevada corporation (the "Issuer") having its principal executive offices at 110 East Douglas Road, Oldsmar, Florida 34677.


ITEM 2.      IDENTITY AND BACKGROUND.

This Statement is filed by the following person ("Reporting Person"):

             (a) Name: Christopher G. Korge

             (b) Business Address: c/o Korge & Korge, 230 Palermo Avenue, Coral

                 Gables, FL 33134

             (c) Principal occupation: Attorney

             (d) During the last five years, the Reporting Person has not (i)
                 been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

             (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (f) USA

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             Personal funds

ITEM 4.      PURPOSE OF TRANSACTION.

This Reporting Person acquired his interest in the Issuer solely for investment purposes.

The Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

1. The acquisition by and person of additional securities of the Issuer, or the disposition of securities of the Issurer;

2. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

3. A sale of transfer of a material amount of assets of the Issuer or any of its subsidiaries;

4. Any material change in the present capitalization or dividend policy of the Issuer;

5. Any other material change in the Issuer's business or corporate structure;

6. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by and person;

7. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

8. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

9.           Any action similar to any of those enumerated above.

Notwithstanding the above, the Reporting Person may make additional purchases of Common Stock either in the open market or in private transactions, including the exercise of warrants, depending on the Reporting Person's evaluation of the Issuer's business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Person, prospects for the Reporting Person's own business, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, the Reporting Person may decide to sell all or part of his investment in the Common Stock, although it has no current intention to do so.



ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

(a) Mr. Korge's ownership consists of (i) 488,090 common shares relating to the conversion of $300,000 of our convertible debentures, which matured on September 30, 2001 at a conversion price of $0.63, (ii) 504,716 shares issued to him for his service on the board, (iii) 15,000 shares that he purchased on the open market, (iv) 107,527 shares purchased from the Company in August 2003, (v) warrants to acquire up to 1,000,000 shares of our Common Stock at a conversion price of $0.16 in connection with the issuance of our convertible debentures in 2001, (vi) 892,857 shares of our Common Stock issued in June 2004 in exchange of a convertible debenture (vii) 892,858 shares of our Common Stock issued as a result of the Company not meeting certain claims volume targets in March and August 2005, (viii) 1,785,715 shares of our Common Stock acquired as a result of the exercising of $0.16 warrants in March 2006, (ix) 1,428,572 warrants to purchase shares of the Company Stock as part of a warrant exercise program. The warrants are for three years and have a conversion price of $0.30; and (x) options to acquire 225,000 shares at exercise prices between $0.13 and $1.91 for services as a director. This amount excludes unvested options to acquire up to 50,000 common shares at exercise prices of $0.14 to $0.30, which vest through January 31, 2007.

(b) The Reporting Person has the sole power to vote and to dispose of all shares of the Common Stock of the Issuer owned by him or it directly.

(c) In March 2006, the Company offered holders of existing $0.16 through $0.30 warrants who agreed to exercise their warrants, a new three year $0.30 warrant at specific ratios depending on the number of old warrants exercised. Under the terms of the agreement, current warrant holders who exercised all of their outstanding warrants, with an aggregate of 1,000,000 or more, would receive 4 new warrants for every 5 old warrants exercised. Mr. Korge exercised warrants to acquire 1,785,715 shares of common stock for cash consideration of $285,714 and received a total of 1,428,572 of the new warrants with an exercise price of $0.30, a three year term and registration rights.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             Other than as described in Item 5 above, there are no contracts, arrangements, understandings of relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the issuer, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

             None


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify That the information set forth in this statement is true, complete and correct.

Date: March 31, 2006
     ---------------




-----------------------------------
/s/ Christopher G. Korge
Christopher G. Korge